CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

May 22, 2018

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Katherine Wray, Attorney-Advisor

Edwin S. Kim, Staff Attorney

Re:	Request for Acceleration

CLPS Incorporation - Registration Statement on Form F-1

SEC File No. 333-223956

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), CLPS Incorporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-223956) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 5:00P.M., Washington, D.C. time, on May 23, 2018, or as soon thereafter as practicable.

Very truly yours,

CLPS Incorporation

/s/ Raymond Ming Hui Lin
Name: Raymond Ming Hui Lin
Title: Chief Executive Officer